UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation

(Name of Issuer)

Common Share without par value

(Title of Class of Securities)

120831 10 2

(CUSIP Number)

Dr. Chan Kwok Keung, Charles
30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
+852 2831 8118

with copy to:
Kenneth K. Kwok, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 120831 10 2

1.	Names of Reporting Persons

Chan Kwok Keung, Charles

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

IN

This Amendment No. 5 to the Schedule 13D supplementally amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2015 and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto filed with the SEC on September 8, 2015, May 16, 2016, October 28, 2016 and December 6, 2016, respectively, by the Reporting Person (as defined below).

Item 2.	Identity and Background

Item 2 of the schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 4 and 5 is incorporated in this Item 2.

The business address of Dr. Chan Kwok Keung, Charles (“Dr. Chan” or the “Reporting Person”), a citizen of the United Kingdom, is 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. Dr. Chan is (i) the Chairman of ITC Corporation Limited (“ITC”), and (ii) the Chairman and a non-executive director of Television Broadcasts Limited. Dr. Chan is the sole director of Galaxyway Investments Limited and Chinaview International Limited.

During the past five years, Dr. Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplementally amended as follows:

The ITC Shares Disposal

On January 24, 2017, Dr. Chan disposed of his entire direct and indirect shareholding in ITC, totaling 1,147,366,967 shares (each an “ITC Share” and collectively as the “ITC Shares”), representing approximately 67.96% of the total issued share capital of ITC, for an aggregate consideration of HK$596,630,822.84 (the “ITC Shares Disposal”). Upon completion of the ITC Shares Disposal, Dr. Chan did not own, whether directly or indirectly, any interest in ITC.

ITC owns 100% of the issued share capital of Large Scale Investments Limited (“Large Scale”) and Great Intelligence Limited (“Great Intelligence”), which owns certain securities interest in the Issuer as described in Item 5 below.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are supplementally amended as follows:

The information set out in Item 4 above is incorporated in this Item 5.

(a) – (b)

The original Schedule 13D and Amendments No. 1, No. 2, No. 3 and No. 4 thereto were filed on May 4, 2015, September 8, 2015, May 16, 2016, October 28, 2016 and December 6, 2016, respectively. This Amendment No. 5 is now amending and supplementing the Schedule 13D due to the ITC Shares Disposal.

The securities reported on this Schedule as beneficially owned by Dr. Chan prior to the ITC Shares Disposal are held by Large Scale and Great Intelligence.  Following the ITC Shares Disposal, Dr. Chan no longer has any interest or beneficial ownership in the LS Shares and GI Shares.

The calculation of percentage beneficial ownership set out above was derived from the corporate factsheet as made available on the Issuer’s web-site (http://www.burcon.ca/investors/corporate_factsheet.php) as of January 27, 2017 in which the Issuer stated that the number of its issued Shares was 37,827,175. The most recent interim report for the six months ended September 30, 2016 filed with the Commission on November 14, 2016, in which the Issuer reported 35,832,750 outstanding Shares as of September 30, 2016. However, the Reporting Person believes that this information is no longer accurate following the Issuer’s allotment of (i) 1,990,708 Shares on or about November 30, 2016 after completion of the rights offering by the Issuer; and (ii) 3,717 Shares in December 2016.

(c)            Except for the transactions described herein (including in Item 4 above), the Reporting Person has not effected any transaction in the Shares during the past 60 days.

(e)            As a result of the transactions described herein, on January 24, 2017, the Reporting Person ceased to be a beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, Dr. Chan Kwok Keung, Charles certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2017	/s/ Dr. Chan Kwok Keung, Charles
Name: Dr. Chan Kwok Keung, Charles